July 15, 2024

Nicholas Petruska
Chief Executive Officer
Vine Hill Capital Investment Corp.
500 E Broward Blvd, Suite 1710
Fort Lauderdale, FL 33394

       Re: Vine Hill Capital Investment Corp.
           Draft Registration Statement on Form S-1
           Submitted June 11, 2024
           CIK No. 0002025396
Dear Nicholas Petruska:

        We have reviewed your draft registration statement and have the following comments. It appears you have included disclosure intended to address the new rules and amendments relating to special purpose acquisition companies. Please note that our comments in this letter reflect your choice to submit a registration statement that includes disclosure based on these rules before such disclosure was required.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 11, 2024
Cover Page

1. Please clearly disclose the "certain conditions as further described herein" relating to the redemption of public shareholders in connection with the liquidation of the company. We are unable to locate disclosure elsewhere in the prospectus regarding these certain conditions.
2.     Please clearly disclose any limitations upon redemptions, as required by
Item 1602(a)(2)
       of Regulation S-K. For example, we note the disclosure on page 27 regarding the limitation on redemption of shareholders holding more than 15% of the shares sold
 July 15, 2024
Page 2

       in this offering if a shareholder vote is held, and the limitation on redemptions that would cause net tangible assets to be less than $5,000,001, as referenced on page 26.
3. Please revise the disclosure regarding dilution relating to the founders shares to also disclose whether the anti-dilution adjustment to the founders shares in connection with the initial business combination may result in material dilution of purchasers' equity interests.
       See Item 1602(a)(3) of Regulation S-K.
4. When discussing the amount of compensation received or to be received, as required by
       Item 1602(a)(3) of Regulation S-K, please include the repayment of loans.
5. When discussing the class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.
6. Please revise the compensation disclosure to also include the amount of compensation to be paid to your CFO Daniel Zlotnitsky, and Executive Chairman Nominee
Dean
       Seavers, as referenced on page 30. See Item 1602(a)(3) of Regulation
S-K.
7. Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by
       Item 1602(a)(3), (4), and (5) of Regulation S-K.
Competitive Strengths, page 3

8. Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated. For each
       SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.
9. We note that Kevin Charlton is designated as your special advisor. Please disclose the role of your advisor and any related compensation they will receive in connection with your initial public offering or your initial business combination.
Initial Business Combination, page 6

10. Please disclose whether security holders will have voting or redemption rights with respect to an extension to 27 months. In addition, please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, or 27 months if you have entered into a definitive agreement for an initial business combination, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
11. We note your disclosure that you may need to obtain additional financing for working capital needs and transaction costs in connection with the search and completion of the initial business combination, to complete an initial business combination, or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See
Item 1602(b)(5)
       of Regulation S-K.
 July 15, 2024
Page 3
Our Sponsor, page 9

12. Please revise the table on page 9 to also include the compensation to be paid to your
       CFO Daniel Zlotnitsky, and Executive Chairman Nominee Dean Seavers. See Items
       1602(b)(6) and Item 1603(a)(6) of Regulation S-K.
13. Please revise the table disclosing the nature and amount of compensation received or to be received to include loan reimbursements, the anti-dilution adjustment of the founder shares, and repayment of out-of-pocket expenses. Also describe the extent to which this compensation and securities issuance, as well as the private placement warrants which may be exercised on a cashless basis, may result in a material dilution of the purchasers equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.
14. Please clarify the exception to transfer restrictions by virtue of the sponsor's LLC agreement.
15. Please revise the disclosure on page 10 to also disclose the lock-up agreement with the underwriter, as discussed on page 171. See Item 1603(a)(9) of Regulation S-K.
Conflicts of Interest, page 31

16. When discussing the conflicts of interest of the sponsor and management team from owning securities in the company, please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder's fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30.
       Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors, as disclosed on page 8. See Item 1602(b)(7) of Regulation
S-K.
Risk Factors, page 39

17. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 July 15, 2024
Page 4
18. We note your disclosure beginning on page 63 that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that
       Act. Please revise to include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Management, page 123

19. We note your disclosure on page 22 stating that, in the event your initial shareholders, directors, officers, or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your initial shareholders, directors, officers, or any of their affiliates would not be voted in favor of approving the business combination transaction.
       Please reconcile with the disclosure on page 131 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders, officers and directors will agree to vote any founder shares and any public shares held by them in favor of your initial business combination, and your officers and directors also will agree to vote public shares purchased by them (if any) during or after this offering in favor of our initial business combination. Please reconcile or advise.
       Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
       166.01 for guidance.
20. Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.
Executive Officer and Director Compensation, page 125

21. Please revise to discuss the membership interests in the sponsor that the independent directors will receive for their service as a director. See Item 402(r)(3) of Regulation S-K.
Conflicts of Interest, page 128

22. Please disclose the nominal price paid for the founder shares and the private placement warrants which may be exercised on a cashless basis, and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder's fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30. Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity
 July 15, 2024
Page 5

       affiliated with your sponsor, officers or directors, as disclosed on page 8. See Item
       1603(b) of Regulation S-K.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction